GRAVITY Co., Ltd.

A. Analysis on 4Q 2004 & FY 2004 Results

B. FY 2005 Targets

C. 1Q 2005 Targets

March 11, 2005

A. Analysis on 4Q 2004 and FY 2004 Results

1. Earnings Summary

(in millions of won and thousand of US$)

	Quarterly				Annual
	4Q 04		3Q 04	QoQ(%)	FY04	FY03	YoY(%)
< Revenue >	$16,390	W16,460	16,422	0.2%	64,438	42,431	52%
- Subscription	3,362	3,376	4,287	-21%	16,252	18,559	-12%
Korea	2,571	2,582	3,286	-21%	12,725	16,186	-21%
U.S	791	794	1,001	-21%	3,527	2,373	49%
- Royalty & License fees	11,130	11,178	11,083	1%	44,235	22,804	94%
Japan	4,295	4,313	4,335	—	16,818	9,008	87%
Taiwan-H.K	3,372	3,387	3,337	1%	14,233	8,526	67%
Thailand	1,398	1,404	1,285	9%	5,274	2,592	103%
China	475	477	681	-30%	2,655	1,800	48%
Philippine	780	783	619	26%	2,541	694	266%
Indonesia	278	279	313	-11%	1,256	184	583%
Singapore-Malaysia	324	325	361	-10%	983	—	—
Europe	175	176	152	16%	440	—	—
Australia-New Zealand	34	34	—	—	35	—	—
- Mobile	226	227	107	112%	480	43	1016%
-Animation & Others	1,672	1,679	945	78%	3,471	1,025	239%
Animation	959	963	130	641%	1,093	—	—
Character M/D	493	495	531	-7%	1,577	666	137%
Others	220	221	284	-22%	801	359	123%
< Expenses >	7,156	7,187	8,535	-16%	26,260	19,578	34%
Payroll	2,032	2,041	2,382	-14%	7,559	4,433	71%
Depreciation	655	658	742	-11%	2,633	1,482	78%
Service Fees	1,309	1,315	1,129	16%	4,692	3,723	26%
Advertising	1,249	1,254	2,270	-45%	4,614	4,285	8%
R & D	591	594	645	-8%	2,029	1,597	27%
Rental	213	214	243	-12%	883	891	-1%
Employee Benefit	161	162	168	-4%	724	451	61%
Others	945	949	956	-1%	3,126	2,716	15%
<Operating Profit>	9,233	9,273	7,887	18%	38,178	22,853	67%
Interest Income	240	241	92	162%	479	94	410%
Interest Expense	(948)	(952)	(983)	-3%	(4,443)	(5,947)	-25%
Others	(407)	(409)	(75)	445%	(718)	205	—
<Pre-tax Profit>	8,118	8,153	6,921	18%	33,496	17,204	95%
Income Tax	(13)	(13)	1,380	-101%	3,963	2,535	56%
Loss of related JV	109	109	155	-30%	248	—	-
<Net Income>	$8,023	W8,057	5,386	50%	29,285	14,669	100%

(The exchange rate applied here is Market Average Exchange Rate in Korea, effective as of March 9, 2005, which was 1 US$ equal to KRW1,004.3)

2. Revenue Analysis

1. 4Q 2004 REVENUE:

1) Subscription revenue

•	In Korea, the revenue decreased by 21% quarter-on-quarter due to seasonal factors and the introduction of new games in the market such as “RF Online” and “Yeolhyulgangho”by our competitors. In the United States, the revenue decreased by 21% quarter-on-quarter which we believe was primarily due to the fourth quarter being a non-peak season.

2) Royalties & license fees

•	Japan : Revenue in Japanese Yen increased by 0.5%, but our royalty revenue remain constant due to the adverse movement in the foreign exchange rates. In addition, we believe this trend also reflects Japanese users waiting for a new update to Ragnarok Online called the “reincarnation system”.

•	Taiwan : Christmas event was well received by users in the market which positively affected the December revenue. However, royalty revenue decreased by 7% quarter-on-quarter due to seasonal effects. We received US$2.3 million as renewal licensee fee in October. We recorded KRW 337 million of this amount as revenue during the fourth quarter in 2004. We expect to recognize the rest over the life of the renewed license contract.

•	Thailand : Due primarily to the addition of a new map called “Yongjisung”, revenue in Thai Baht increased by 13%. However, our royalty revenue increased by 9% quarter-on-quarter due to the depreciation of the Thai baht against the US Dollar during the period.

•	China : Royalty revenue decreased by 35% quarter-on-quarter which we believe is due to the new local game launches by our competitors, such as the launch of “voyage century”.

•	The Philippines : Revenue in local currency increased by 37% quarter-on-quarter which we believe is attributable to the gaining popularity of the TV animation series, “Ragnarok the Animation”. Reflecting the depreciation of the local currency against the US Dollar, our royalty revenue increased by 27% quarter-on-quarter.

•	Indonesia : Royalty revenue decreased by 11% quarter-on-quarter due to seasonal factors, but has increased in December due to marketing and promotional effects following the launch of the TV animation series, “Ragnarok the Animation”.

- Australia/New Zealand : Ragnarok Online was commercially launched on December 1, 2004.

3) Mobile game

We entered into a contract to provide mobile games in Taiwan for US$100,000 during the fourth quarter of 2004.

4) Animation & others

•	Animation : We entered into animation contracts in Taiwan and Thailand for US$700,000 and US$100,000, respectively.

2. FY 2004 REVENUE :

1) Subscription revenue

•	Subscription revenue from Korea decreased by 21% year-on-year which we believe reflects the lack of major updates to Ragnarok Online during 2004 and introduction of new online games by our competitors in the market. In the United States, subscription revenue increased by 49% year-on-year due to the update creating new jobs for characters of Ragnarok Online and the effect of the full year operation in 2004.

2) Royalties and license fees

•	In Japan and Taiwan, royalty revenue increased by 87% and 67% year-on-year, respectively, due to promotional events, such as the local Ragnarok festival and introduction of localized maps.

•	In Thailand, royalty revenue increased by 103% year-on-year due primarily to the local guild war events and the effect of a full year operation in 2004.

•	In China, royalty revenue increased by 48% year-on-year reflecting the full year of commercialization in 2004.

- In the Philippines, Indonesia, and other markets, our revenue grew by a sizable margin.

3) Other revenues

•	In animation, we invested approximately KRW 1.3 billion in 2004. In 2004 alone, our revenue from animation amounted to KRW 1.1 billion.

•	In character licensing and merchandising, our revenue increased by 137% year-on-year due primarily to the commercialization of Ragnarok Online in additional markets.

3. Cost Analysis

(in millions of won and thousand of US$)

	4Q			3Q		QoQ (%)	FY04	FY03	YoY (%)

	US$	KRW	% of total Cost	KRW	% of total		KRW	KRW
	—	—	—	—	cost		—	—

Payrolls	$2,032	W2,041	28%	2,382	28%	-14%	7,559	4,433	71%

Depreciation	655	658	9%	742	9%	-11%	2,633	1,482	78%

Service Fees	1,309	1,315	18%	1,129	13%	16%	4,692	3,723	26%

Advertising	1,249	1,254	17%	2,270	27%	-45%	4,614	4,285	8%

R & D	591	594	8%	645	8%	-8%	2,029	1,597	27%

Rental	213	214	3%	243	3%	-12%	883	891	-1%

Employee Benefit	161	162	2%	168	2%	-4%	724	451	61%

Others	945	949	13%	956	11%	-1%	3,126	2,716	15%

Total	$7,156	W7,187	100%	8,535	100%	-16%	26,260	19,578	34%

*	Gravity cost structures (COGS + SG&A) mainly consist of payroll, depreciation, service fees, advertising and R&D expenses.

1) 4Q 2004 costs

Total payroll expense, which represented 28% of our total costs, was 2.0 billion won, a 14% decrease quarter-on-quarter. This decrease results primarily from a one-time bonus paid to employees during the third quarter of 2004 and capitalization of payroll expenses relating to R.O.S.E. Online, amounting to KRW 116 million, from the fourth quarter of 2004 following the open beta testing of R.O.S.E. Online in September 2004.

Depreciation expense, which represented 9% of our total costs, decreased by 11% quarter-on-quarter primarily due to the reclassification of depreciation expenses relating to R.O.S.E., amounting to KRW 122 million, Online to development cost in the fourth quarter of 2004 following the open beta testing of R.O.S.E. Online in September 2004.

Service fees consist largely of commissions we paid to PC café sales agents and wireless telecommunications service providers and royalties paid to Mr. Myung Jin Lee.

Advertising expense, which represented 17% of our total costs, decreased by 45% quarter-on-quarter. This decrease reflects the large expenses we incurred in the third quarter of 2004, amounting to KRW 1.8 billion, which included expenses associated with hosting the Ragnarok World Championship, pre-launch advertisement expenses for R.O.S.E. Online, and expenses associated with our participation in the Tokyo Game Show.

R&D expenses, which represent 8% of our total costs, decreased 8% quarter-on-quarter, mainly reflecting the payment of one-time bonuses to our game developers in the third quarter of 2004.

2) FY 2004 costs

• Total costs increased by 34% year-on-year to KRW 26.2 billion.

•	Payroll expenses increased by 71% year-on-year due to the increase in the number of our employees as well as salary increases.

•	Depreciation cost increased by 78% year-on-year due primarily to new purchases of game servers and software.

•	Service fees increased by 26% year-on-year due to the increase in Korea Internet Data Center service fees and network service fees.

•	Advertising cost increased by a slight 8% year-on-year despite the large amount of expenses associated with game events which represented 24% of total annual advertising expenses.

•	R&D expense increased by 27% year-on-year due to the increase in the number of our game developers as well as salary increases.

4. Other expenses

Interest expense amounted to KRW 952 million, a 3% decrease quarter-on-quarter due to the decrease in the royalty to Sunny YNK, which was positively affected by lower domestic revenue during the fourth quarter of 2004.

Please note that this is not an actual loan from Sunny YNK. This payment to Sunny YNK is being treated as a loan in accordance with US GAAP accounting. This loan balance as of the end of year 2004 was KRW 1.3 billion, which is expected to be fully repaid in July 2005 when our arrangement with Sunny YNK expires. We have no intention to renew this arrangement with Sunny YNK.
Other expenses increased by KRW 334 million quarter-on-quarter due to the foreign exchange losses.

5. Corporate income tax

The corporate income tax was almost nil in the fourth quarter of 2004. The reason for the decrease in corporate income tax for the fourth quarter of 2004 were as follows;

As of September 30, 2004, we estimated that the foreign withholding tax which had not been utilized for the period from January 1, 2003 through September 30, 2004 could not be carried over to the subsequent year. Accordingly, we did not record the unutilized portion of foreign withholding tax as deferred tax assets and therefore, expensed it as income tax expenses during the interim period ended September 30, 2004. However, in accordance with the interpretation from the Korean tax authority which we received in February 2005, we are entitled to carry over the unutilized portions of the foreign withholding tax as a tax credit for the next 5 years. Accordingly, we recorded the unutilized portion of foreign withholding tax, which had been previously expensed, as deferred tax assets as of December 31, 2004. This significantly reduced our income tax expenses for the fourth quarter of 2004.

B. FY 2005 Targets

We expect our total revenue to reach KRW 91 billion for the full year 2005, which represents a 41% increase year-on-year.

•	Subscription revenue of Ragnarok Online in Korea is expected to be KRW 13.5 billion, a 6% increase from 2004 assuming that we maintain our loyal users based on strong community base and we implement major updates to Ragnarok Online as scheduled, and further assuming that we achieve the anticipated marketing and promotional effects resulting from “Ragnarok the Animation” which has been televised since January 5, 2005. Subscription revenues from R.O.S.E. Online is expected to amount to KRW 2.5 billion assuming the number of peak concurrent users reach approximately 6,000 to 7,000. We also anticipate subscription revenues from Requiem, which we expect to commercially launch in December 2005, and estimate the revenue to be around KRW 700 million assuming the number of peak concurrent users at approximately 15,000 to 25,000 and the timely launch in December.

Revenue from our U.S. operations is expected to be KRW 4.5 billion, a 27% increase year-on-year, primarily due to an increase in revenue from Ragnarok Online by 14%.

•	Overseas royalties and license fees from Ragnarok Online is expected to increase from KRW 44 billion in 2003 to KRW 57 billion in 2004, a 29% increase year-on-year.

Among them, we expect a revenue increase of KRW 2 billion won from four new markets in 2005, which are Brazil, India, Russia, and Vietnam.
New license fee and renewal license fee are expected to increase by approximately KRW 3 billion from both the commercialization of Ragnarok Online in new markets and the renewal of licensing agreements with our local operators in existing markets.
The royalty revenue from existing markets is expected to increase by 18% year-on-year assuming that we maintain our loyal users based on strong community base and the implementation of major updates as scheduled, which are due in the second half of this year, and further assuming the anticipated marketing and promotional effects from “Ragnarok the Animation” which is expected to be televised in certain countries.
We expect royalties and license fee of R.O.S.E. Online to reach KRW 6 billion assuming we are able to commercialize R.O.S.E. Online successfully in new markets in a timely manner and R.O.S.E Online is successful in gaining popularity in these new markets as we anticipate.

•	Mobile revenue is expected to increase as we plan to export our mobile game content to overseas markets.

On the cost side, we expect the overall cost to increase by 62% year-on-year.

•	Payroll expenses are expected to increase by 47% year-on-year as we hire more employees and expect further wage increases.

•	Advertising expenses are expected to increase by 43% year-on-year as we anticipate increased marketing expenses relating to our introduction of Requiem, our third MMORPG,, in late 2005.

•	Service fees are expected to increase by 90% mainly due to the payment of royalty to Triggersoft, the game developer of R.O.S.E. Online developer.

• Accordingly, operating profit is forecasted at KRW 48.5 billion, a 27% increase year-on-year.

•	Interest expenses will decrease by 35% year-on-year as our publishing arrangement with SUNNY YNK is scheduled to expire in July of this year. We have no intention to renew this arrangement.

• Based on the foregoing assumptions, pre-tax profit is expected to reach KRW 46 billion for the fiscal year 2005.

C. 1Q 05 Targets
We expect our total revenue during the first quarter of 2005 to amount to approximately KRW 15.8 billion.

- - -	Subscription revenue is expected to be KRW 4.1 billion in the first quarter of 2005, a 21% increase quarter-on-quarter from the fourth quarter of 2004 due to seasonal factors and our
commercial launching of R.O.S.E. Online in Korea in January
2005. Subscription revenue from Ragnarok Online is expected to be KRW 2.9 billion, a 12% increase quarter-on-quarter, and the subscription revenue from R.O.S.E. Online is estimated at KRW
450 million in the first quarter of 2005. Subscription revenue from our U.S. operations are expected to remain stable.
Royalties and license fees from overseas markets is expected to be KRW 11.1 billion, which should remain constant compared to the fourth quarter of 2004.
Mobile and other revenues are expected to decrease by 68% due to sluggish revenue generation from our animation business.

Accordingly, operating profit is forecasted at KRW 8.7 billion won, a 6% decrease quarter-on-quarter.
Pre-tax profit is expected to reach KRW 7.5 billion, a 8% decrease quarter-on-quarter.